UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

AMKOR TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

031652100

(CUSIP Number)

James J. Kim

1500 E. Lancaster Avenue

Paoli, PA 19301-9713

Telephone: (480) 575-7253

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Brian D. Short, Esq.

Ballard Spahr LLP

1735 Market Street

51st Floor

Philadelphia, PA 19103

Telephone: (215) 864-8230

October 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

The Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) on November 28, 2005, as previously amended (the “Initial 13D”) is hereby further amended to furnish the additional information set forth in this Amendment No. 18 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

On October 2, 2024, 915 Investments, LP, a Pennsylvania limited partnership (the “Borrower”) entered into a secured margin line of credit note (the “Note”) with JPMorgan Chase Bank, N.A. (the “Bank”). Neither Amkor Technology, Inc., a Delaware corporation (the “Issuer”) nor any of its subsidiaries is a party to the Note. The Note provides for loans made by the Bank to the Borrower in the form of variable margin loans and short-term fixed margin loans up to an aggregate principal amount of $350 million. The principal amount of each margin loan under the Note, together with accrued interest, is due and payable on the earlier of (i) October 2, 2026 or (ii) if such margin line is not extended and no event of default exists, on the payment date set forth in the Bank’s non-renewal notice or, if later, on the maturity date of any applicable short-term fixed margin loans; provided, however, that in no event will the payment due date be fewer than sixty days after the date of the Bank notice. The Note permits prepayments of principal without penalty. The obligations under the Note are secured by a pledge of an aggregate of 39,594,980 shares of the Issuer held by the Borrower. The obligations under the Note are guaranteed by Susan Y. Kim and Susan Y. Kim, as trustee of the Susan Y. Kim Trust of December 31, 1987, as amended and restated (the “SYK 2007 Trust”). The Guaranty Agreement, dated as of October 2, 2024, by and among the Bank, Susan Y. Kim and the SYK 2007 Trust is filed as Exhibit 99.2 herewith. As is customary with collateralized loan agreements, upon the occurrence of certain events of default, the Bank may exercise its rights with respect to the collateral.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit Number	Exhibit Name

99.1*	Eighteenth Amended and Restated Agreement regarding joint filing

99.2*	Guaranty Agreement, dated October 2, 2024, among Susan Y. Kim and Susan Y. Kim, as Trustee of the Susan Y. Kim Trust of December 31, 1987 in favor of JPMorgan Chase Bank, N.A.

24.1*	Powers of Attorney

24.2	Powers of Attorney (incorporated by reference to Exhibit 24 to the Schedule 13D/A filed by the Reporting Persons on November 11, 2023)

*	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2024

/s/ Brian D. Short, Attorney-in-Fact
James J. Kim

/s/ Brian D. Short, Attorney-in-Fact
James J. Kim, as Trustee

/s/ Brian D. Short, Attorney-in-Fact
Agnes C. Kim

/s/ Brian D. Short, Attorney-in-Fact
John T. Kim

/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim

/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee

/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim

/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

/s/ Brian D. Short, Attorney-in-Fact
Liam E. Blaney

John T. Kim Trust of December 31, 1987

By:	/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

By:	/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03

By:	/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

By:	/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee

James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

By:	/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of David D. Kim
dated 2/5/08

By:	/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee

The James and Agnes Kim Foundation, Inc.

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Secretary

915 Investments, LP

By:	/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as general partner

John T. Kim 2007 Children’s Trust U/A dated
12/28/07

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Sujoda Investments, LP

By: Sujoda Management, LLC, its general partner

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Manager

Qualified Annuity Trust under the Susan Y. Kim 2018-1
Irrevocable Trust Agreement dtd 8/29/18

By:	/s/ Brian D. Short, Attorney-in-Fact
James J. Kim, as Trustee

John T. Kim 2012 Generation-Skipping Trust U/A Dated
12/11/12

By:	/s/ Brian D. Short, Attorney-in-Fact
James J. Kim, as Trustee

Qualified Annuity Trust under the John T. Kim 2018
Irrevocable Trust Agreement dated 2/6/18

By:	/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

Family Trust under the John T. Kim 2018 Irrevocable Trust
Agreement dated 2/6/18

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Family Trust under the John T. Kim 2012
Irrevocable Trust
Agreement dated 12/11/12

By:	/s/ Brian D. Short, Attorney-in-Fact
James J. Kim, as Trustee

Family Trust under the Susan Y. Kim 2012
Irrevocable Trust
Agreement dated 7/26/12

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Sujochil, LP

By:	/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as General Partner

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as General Partner

James J. Kim 2019-1 Qualified Annuity Trust U/A Dated
9/10/19

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

James J. Kim 2020-1 Qualified Annuity Trust U/A Dated
4/1/20

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Qualified Annuity Trust Under the Susan Y. Kim
2020-1 Irrevocable Trust Agreement dtd 04/01/20

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Agnes C. Kim 2020-1 Qualified Annuity Trust
U/A Dated
12/16/20

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Alexandra Investments, LLC

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Manager

Jacqueline Investments, LLC

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Manager

Dylan Investments, LLC

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Manager

Sujoda Management, LLC

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Manager

James J. Kim Qualified Annuity Trust U/A Dated
12/15/2021

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Trustee

Susins, LLC

By:	/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, Manager

2023 Grantor Retained Annuity Trust of James J. Kim dtd.
4/26/2023

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

2023 Grantor Retained Annuity Trust of Agnes C. Kim dtd.
4/26/2023

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

2023 Grantor Retained Annuity Trust of Susan Y. Kim
Dated 9/15/2023

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Kim Capital Partners – KCP, LLC

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Manager

2024 Grantor Retained Annuity Trust of Susan Y. Kim
dtd. 8/5/2024

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

2024 Grantor Retained Annuity Trust of James J. Kim
dtd. 8/5/2024

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

2024 Grantor Retained Annuity Trust of Agnes C. Kim
dtd. 8/5/2024

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

John T. Kim 2024 GRAT #1 dtd. 08/09/2024

By:	/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

John T. Kim 2024 GRAT #2 dtd. 08/09/2024

By:	/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

SCHEDULE I

ITEM 2. Name of Person Filing

James J. Kim, individually and as Trustee

(a) Present principal occupation or employment:

Executive Chairman of the Board

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2. Name of Person Filing

Agnes C. Kim

(a) Present principal occupation or employment:

Homemaker

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2. Name of Person Filing

John T. Kim, individually and as Trustee

(a) Present principal occupation or employment:

Private Investor

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2. Name of Person Filing

David D. Kim, individually and as Trustee

(a) Present principal occupation or employment:

Private Investor

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2. Name of Person Filing

Susan Y. Kim, individually and as Trustee

(a) Present principal occupation or employment:

Executive Vice Chairman of the Board and Philanthropist

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2. Name of Person Filing

Liam E. Blaney

(a) Present principal occupation or employment:

Kim Family Manager

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

EXHIBIT INDEX

Exhibit Number	Exhibit Name

99.1*	Eighteenth Amended and Restated Agreement regarding joint filing

99.2*	Guarantee Agreement, dated 2, 2024, among Susan Y. Kim and Susan Y. Kim, as Trustee of the Susan Y. Kim Trust of December 31, 1987 in favor of JPMorgan Chase Bank, N.A.

24.1*	Powers of Attorney

24.2	Powers of Attorney (incorporated by reference to Exhibit 24 to the Schedule 13D/A filed by the Reporting Persons on November 11, 2023)

*	Filed herewith